Issuer Free Writing Prospectus dated 8/16/2019
Filed Pursuant to Rule 433 under the Security
Act of 1933 Relating to the Preliminary Prospectus
dated 8/16/2019 Registration Statement No. 333-232172

LMP AUTOMOTIVE HOLDINGS

We enable consumers to:

SUBSCRIBE, RENT, BUY OR SELL VEHICLES ONLINE OR IN PERSON

August 2019

INVESTOR PRESENTATION



FORWARD LOOKING STATEMENTS

This information is published solely for informational purposes and does not constitute an offer to sell or a solicitation of an offer to buy any security or related financial instrument. The summary may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are usually identified by the use of words such as "anticipates", "believes", "estimates", "expects", "intends", "may", "plans", "projects", "seeks", "should", "will" and variations of such words or similar expressions. LMP Automotive Holdings, Inc. (the "Company," "LMP," "we," and "our") intends for these forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for the purposes of complying with those safe harbor provisions. These forward-looking statements reflect, as applicable, our current views about plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that such plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that such plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control, including those disclosed in the registration statement we have filed with the SEC for the offering to which this presentation relates. LMP does not assume any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The material has been prepared or is distributed solely for informational purposes and does not constitute an offer to sell or a solicitation of an offer to buy any security or instrument or to participate in any trading strategy. Investors are cautioned that such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from anticipated results. Investing in the Company's securities involves a high degree of risk. LMP is at an early stage of its development, thus the Company's securities may only be appropriate for long-term investment. You should purchase Company's securities only if you can afford to lose your entire investment.

FREE WRITING PROSPECTUS

This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing.

We have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering.

You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. The preliminary prospectus, filed on DATE, is available on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact Think Equity, a division of Fordham Financial Management, Inc., Prospectus Department, 17 State Street, 22nd Floor, New York, New York 10004, telephone: (877) 436-3673 or e-mail: prospectus@think-equity.com.

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective.

OFFERING SUMMARY

Issuer:	LMP AUTOMOTIVE HOLDINGS, INC.
Expected Offering Size	$12,750,000
Expected Price Range	$5-$6 per share
Expected Listing/Symbol	NYSE American / LMPX
Shares Offered	2,318,182 Shares of Common Stock
Over-Allotment Option	15%
Pre IPO Common Shares Outstanding	6,001,639
Post IPO Common Shares Outstanding	8,319,821
Use of Proceeds	Strategic acquisitions, build vehicle inventory, working capital and other general corporate purposes.
Sole Book-Runner	ThinkEquity, a division of Fordham Financial Management, Inc.

Insider Participation:

Samer Tawfik, founder, Chairman, President and Chief Executive Officer, has indicated an interest in purchasing up to $2,750,000 of common stock in this offering, at the offering price to the public and on the same terms and conditions as other investors.

THE MARKET OPPORTUNITY

The automotive industry is undergoing a paradigm shift in the way consumers are purchasing and utilizing vehicles. We believe these DYNAMICS create a rare opportunity to invest in these growth segments of the industry which we believe are:

1. VEHICLE SUBSCRIPTIONS

offers a flexible alternative to purchasing or leasing without long term commitments

2. RENTALS AND MOBILITY AS A SERVICE

provides a popular alternative to owning or leasing for rideshare drivers, travelers and the local community

3. ONLINE VEHICLE SALES

provides the "click –to-buy" culture a convenient, transparent and hassle-free shopping experience

ONLINE IS DRIVING GROWTH

- Car buyers spend 59% of their time online researching. (Autotrader)
- Third-party sites are the most used sites for car shopping, used by 78% of shoppers. (Autotrader)
- 75% would consider purchasing their car online. (Accenture Automotive Digital Survey, 2015)

Third Party Auto Sites Revenue Growth


2013 2014 2015 2016 2017 2018
$1.96 Billion
$662.1 M
$353.6 M
$454.1 M
Cars.com
True Car
Car Gurus
Carvana

(Source: Public filings SEC.gov)

MOBILITY = ↑RENTALS & SUBSCRIPTIONS

- Vehicle Rental industry has performed very well over the last five years. In 2018, vehicle rentals in the United States generated approximately $42 billion in revenue. (IBISWorld Industry Market Research)
- UBER and LYFT are bringing mobility solutions as a service to the marketplace which creates additional demand for supply.
- As of March 2019, "more than 180,000 people" had rented a car through Express Drive, and two-thirds of those drivers did not originally have a car that qualified (to drive for Lyft). (Blog post written by Lyft Chief Operating Officer Jon Mcneill)

10% OF ALL NEW VEHICLE SALES WILL BE SUBSCRIPTION BASED BY 2025 (Forbes, 2018)

71% GROWTH IN CAR SUBSCRIPTIONS IS FORECASTED BY 2020 (PYMNTS Research, 2018)

Rideshare companies are adding more than 50,000 drivers a month. (Business Insider)

Uber alone has an estimated two million drivers. (CNN)

Domestic rideshare is estimated to become a $20.9B industry by 2020. (Statista)

Globally the rideshare market is estimated to become a $1 trillion market by 2030. (Morgan Stanley, UBS Q Labs)

lyft UBER

RECENT INVESTMENT ACTIVITY

INDUSTRY AND FINANCIAL INVESTORS ARE NOTICING THESE SEGMENT OPPORTUNITIES AND INVESTING

fair Flexible car ownership startup Fair nabs up to $1B in Debt and Equity funding from BMW and Penske

The startup has raised a strategic round of funding from BMW's ventures, Penske Automotive Group, and Mercedes Benz;." (Techcrunch.com)

SHIFT Lithia Announces Strategic Partnership with Shift Technologies

Lithia (NYSE: LAD) invested $54 million and become the largest shareholder. Shift has raised over $265 million in debt and equity. (Businesswire.com)

CARVANA Ally to Finance up to $1.6 Billion in Retail Contracts and Provide $650 Million Floorplan Commitment

Ally Financial is providing up to $2.3 billion in financing commitments over the next 12 months to support retail contracts from and inventory needs. (Prnewswire.com)

vroom AutoNation Invests in Online Used-Car Retailer Vroom

AutoNation said it has invested $50 million in New York-based Vroom, further extends AutoNation's focus on preowned vehicles. (Sun Sentinel, 2018)

SoftBank is betting that everyone hates rental-car companies and getting into the fight against America's traditional rental-car companies. Peer-to-peer rental car app Getaround has raised $300 million in a round led by SoftBank. That brings its total funding to nearly $400 million, at an undisclosed valuation. (Softbank Press Release, 2018)

TURO IAC invests $250 million in car-sharing company Turo. IAC is investing $250 million in Turo, effectively making it the largest shareholder in the car-share start-up. Turo expects to use the fresh funding from IAC to kickstart additional growth and further "refine the customer experience. (CNBC, July 17, 2019)

We aim to disrupt the traditional way consumers access and purchase vehicles through our Online-Centric Subscription, Rental and Sales business model for better performance than the industry average.

We anticipate organic growth of our current operations and the potential to acquire additional dealerships to overlay our Online-Centric business model.



WHAT WE DO

WE OFFER CUSTOMERS VEHICLES AT PRICES COMPARABLE TO PURCHASING OR LEASING, WITH THE FLEXIBILITY OF SUBSCRIBING OR RENTING

WE BUY

at auction, off -lease and directly from OEM'S at wholesale and fleet rates.

WE SUBSCRIBE *or* RENT

a selection of our vehicles for short term and month-to-month use.

WE SELL

pre-owned vehicles and those used during rental or subscription.

WE REPEAT

this process to build our inventory and our customer base.

MAJOR REVENUE DRIVERS

lmpmotors.com

PRE-OWNED VEHICLE SALES

lmpsubscriptions.com

VEHICLE SUBSCRIPTIONS

lmprentals.com

VEHICLE RENTALS

OUR MARKET POSITION

Company	Description	SUBSCRIPTION	ONLINE SALES	RIDESHARE OFFERING	CONSUMER RENTALS	PHYSICAL DEALERSHIP	OEM DISCOUNTS	OWNS INVENTORY	GROWTH BY DEALERSHIP ACQUISITIONS
LMP	**Web Centric Automotive Retailer and Provider of Subscriptions, Rideshare, Rentals & Sales**	✓	✓	✓	✓	✓	✓	✓	✓
fair	Peer-to-Peer Lease & Subscriptions	✓	✗	✓	✗	✗	✗	✓	✗
FLEXDRIVE	Peer-to-Peer Subscriptions	✓	✗	✗	✗	✗	✗	✗	✗
CLUTCH	Peer-to-Peer Subscriptions	✓	✗	✗	✗	✗	✗	✗	✗
HyreCar	Peer-to-Peer Rideshare	✗	✗	✓	✗	✗	✗	✗	✗
Getaround	Peer-to-Peer Rental's	✗	✗	✗	✓	✗	✗	✗	✗
YayYo	Peer-to-Peer Rideshare	✗	✗	✓	✗	✗	✓	✓	✗
TURO	Peer-to-Peer Rental's	✗	✗	✗	✓	✗	✗	✗	✗
SHIFT	Online Vehicle Sales	✗	✓	✗	✗	✓	✗	✓	✗
CARVANA	Online Vehicle Sales	✗	✓	✗	✗	✓	✗	✓	✗

WE BUY

PRE-OWNED VEHICLES AT AUCTION AND OFF-LEASE

- For pre-owned and new vehicle consumers, we believe our strategy and platform will offer a broader selection of vehicles than most of our competitors at a better value and provide us **better margins on resale** as well as provide a diverse inventory for subscriptions and rentals.

- In the second quarter of 2019, Mercedes-Benz Financial approved a $3.5 million leasing credit line for our subscription and rental fleet inventory purchases.

- Used vehicle sales in 2019 are expected to hit the highest level since the recession. In 2018, 40.2 million used vehicles were sold in the U.S.; in 2019, Edmunds analysts predict used vehicle sales could approach 41 million, providing supply for LMP to acquire and offer vehicles for pre-owned subscriptions.

(Edmunds.com 2019 Used Vehicle Outlook)



WE SUBSCRIBE OR RENT

MAXIMIZING REVENUE PER VEHICLE UNIT



New vehicles are acquired through our fleet purchasing arrangements then placed into our subscription and rental fleet.

LMPSUBSCRIPTIONS™

In our subscription model, consumers have the option to pay an "all-in" monthly fee which includes vehicle access, and in some cases insurance, maintenance, servicing and roadside assistance, with gas being the only incremental consumer expense. Subscription terms are normally 30 days to 12 months.

LMPRENTALS™

In our rental model, we believe our platform offers consumers a wide selection of vehicles at more favorable rates than on-airport options. Typically, our rental terms are 1 to 28 days.

We believe over 90% of our fleet will be rented and subscribed and in use by customers and we can facilitate over 1,000 subscribers using our current facility.



SUBSCRIPTION MARKET

Highly attractive model for millennials, who will represent 40% of the car buying market by 2020. (Automotive News.com, 2017)

BENEFITS FOR CONSUMERS:

- Convenience- set up the subscription online and manage via a smartphone or computer
- Access to a range of vehicles and **swap on-demand**
- Get the car delivered to you
- No negotiating…one low price
- Lower credit requirements
- No long-term contractual obligations
- No attendant responsibilities and hassles of outright ownership, you just pay for gas



RENTAL MARKET

- $30 billion in annual revenues. (Auto Rental News Fact Book, 2019)
- Rental fleet in U.S. of more than 2.2 million units. (Auto Rental News Fact Book, 2019)
- Average revenue per unit per month is at an all time record of $1,130 (Auto Rental News, 2019)
- Ride sharing companies including Uber and Lyft have contributed to the increase in rental demand.
- **LMP's initial market entry** into south Florida is just minutes away from the Fort Lauderdale-Hollywood International Airport and caters to ride share drivers, travelers, snow birds and the local community.


LMP

2018 U.S. Car Rental Market

(Auto Rental News 2019 Fact Book)

Cars in Service	2017 Revenue	2018 Revenue
2,213,000	$ 28.6 Billion	$ 30.03 Billion

WE SELL

EXPANDING OUR ONLINE PRESENCE

- After a predetermined time period and/or mileage is achieved, new vehicles purchased in our fleet program for subscriptions and rentals are also placed on our e-commerce platform for sale nationwide.
- Vehicles acquired through auction, trade-ins, purchases, off-lease and from customers are placed on our e-commerce platform for sale nationwide.

ON


https://lmpmotors.com
(954) 895-0352

USERS ACCESS….

LMPMOTORS™


2018 BMW X1
sDrive28i | 9,580 Miles
$24,400
($296/Month)
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MSRP
$35,075
BASICS
Body Style: SPORT UTILITY 4-DR
Interior: Black
Exterior: White
Stock: F04566
PERFORMANCE
Engine: 2.0 L 4-cylinder
Transmission: Automatic
Drive Type: 2WD
Fuel Type: GAS
CARFAX
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…an online platform that gives our customers similar tools, abilities, and value as 3rd party sites. A seamless online and 100% mobile responsive platform connects customers to vehicles.

…a consistent set of hi-res images of the interior and exterior, plus a full list of the features and 5-year cost of ownership data for ALL our vehicles.



USED VEHICLE MARKET

- 40.2 million used vehicles sold in 2018, up from 39.3 million in 2017, at an all-time high average price of $20,084. (Edmunds Used Vehicle Outlook 2019)
- Highly fragmented. 43,000 used car dealerships with the largest owning about 1.7% market share. (Carvana S-1 as filed with the SEC on April 4, 2018)
- In 2018, the pre-owned market was more than twice the size of the new vehicle market. (Edmunds Used Vehicle Outlook 2019)
- LMP intends to grow pre-owned vehicle sales through pre-owned vehicle subscriptions and online sales both organically and through potential acquisitions.

Pre-Owned Vehicle Sales 2013-2018

Year	Used Sales	Franchise Sales	CPO Sales
2013	35,775,755	10,793,385	2,112,548
2014	36,241,800	11,178,073	2,340,348
2015	37,254,854	11,400,111	2,553,663
2016	38,602,466	11,600,597	2,641,900
2017	39,203,694	11,461,515	2,644,422
2018	40,232,959	11,882,637	2,700,394

Source: Edmunds



WE REPEAT

OUR CYCLE OF BUY, SUBSCRIBE or RENT AND SELL

- We plan to build and rebuild our fleet inventory through our balance sheet, free cash flow, financings and opportunistic acquisitions.
- Inventory size variety and pricing are the keys to sales throughput. Our plan is to establish a cluster of regional locations throughout the United States.
- Ample inventory and a wide variety of vehicles are expected to drive a greater following on our e-commerce platform, bring customers to our dealership and steadily increase our customer base.
- Driven by our online platform, our e-commerce options to “Subscribe, Rent or Buy” online or in person cover both segments of demand in the vehicle market.



OUR SIMPLE CONSUMER PROCESS

BUY, SUBSCRIBE, RENT OR SELL A VEHICLE

- **BUY** Visit lmpmotors.com, search for a vehicle, select a vehicle of interest, apply for credit online if needed, click "start purchase" then submit and a representative will contact you within 24 hours to arrange payment and/or credit approval, as well as delivery or pickup of the vehicle.

- **SUBSCRIBE** Visit lmpsubscriptions.com, search for a vehicle, select a vehicle of interest, apply online, click "apply now," then submit and a representative will contact you within 24 hours to arrange delivery or pickup of the vehicle.

- **RENT** Visit lmprentals.com, select your desired duration for the rental, search vehicles, select vehicle, and add-on's, enter personal, insurance and payment information then submit and your vehicle is reserved awaiting pickup.

- **SELL** Visit lmpmotors.com, click on the "sell" link, enter your vehicle's information, get an instant offer, confirm condition at our premises and get paid.

GROWTH STRATEGIES

1. INCREASE ONLINE SALES AND SUBSCRIPTIONS



- Increase sales by building inventory through auction, wholesale dealer and manufacturer excess inventory off-lease and fleet purchases from OEM's. In addition, opportunistic and accretive acquisitions.
- Increase sales by offering value through a combination of price, selection, transparency, credibility and transaction experience.
- In North America, there are approximately 43,000 used car dealerships and nearly 18,000 franchise dealerships. (Dealer Socket, 2015 / Edmunds.com / Public Filings / Automotive News)



2. EXPAND RENTALS

- Increase rentals by offering travelers a similar vehicle to the one they have at home, including high-line vehicles at **attractive rates**
- Expand and tailor our fleet to cater to the **growing rideshare driver demand**

3. BUILD NETWORK OF LARGE, CENTRALLY-LOCATED DEALERSHIPS

- Each location supported by;
  - State-of-the-art photo studios
  - Centralized back office functions
  - A pooled inventory database

...and promotes the following efficiencies:

- Better online consumer experience
- Operational and cost savings
- Organic expansion of our on-line stores
- Economies of scale

Targeted Markets with 10,000+ Vehicles Per Region
Southeast – Northeast – Midwest - West



EXPENSE REDUCTION VIA ACQUISITON

- Expense reduction can be particularly lucrative for large, growing dealership groups when making acquisitions. This is due to the immediate incremental profit opportunity available post-acquisition through cost reduction as a result of economies of scale.
- The average private dealership's cost structure is significantly higher than those of the largest public dealership groups (as much as 18%). See chart →.
- Reducing SG&A expenses after acquiring a dealership simply by providing more shared services (consolidated HR, accounting, legal, and technology) can make an acquisition immediately accretive to earnings.
- Lower outside services costs due to larger negotiated contracts, particularly as it relates to technology, can result in an immediate increase in earnings. We expect expense reduction opportunities to become an increasingly important factor in our consolidation plan and to drive our return on investment expectations for future acquisitions.


SG&A as Percentage of Gross Profit PUBLIC vs. PRIVATE
LTM 2018
NADA, SEC Filings, Kerrigan Advisors, 2018
66.8%
68.9%
72.4%
73.6%
77.5%
78.0%
Lithia
Asbury
Autonation
Group 1
Sonic
Penske
PUBLIC AVERAGE: 72.9%
86.4%
88.7%
91.5%
93.4%
Domestic
Mass Market
Import
Luxury
PRIVATE AVERAGE: 89.9%

FINANCIAL RESULTS

First Half	Six Months Ended June 2019 vs. 2018 2019	2018
TOTAL REVENUES	$6,648,227	$6,022,591
Gross Loss	(225,585)	(209,463)
Total Costs of Revenues	6,873,812	6,232,054
Loss from Operations	(2,675,021)	(1,934,234)
Other Expenses	(7,242)	(6,186)
NET INCOME	$(2,682,263)	$(1,940,420)

FULL YEAR	Year Ended December 31 2018	2017
TOTAL REVENUES	$16,610,786	$3,759,031
Gross Loss	(1,956,989)	(235,048)
Total Costs of Revenues	18,567,775	3,994,079
Loss from Operations	(6,458,916)	(1,409,306)
Other Expenses	31,377	14,356
NET INCOME	$(6,490,293)	$(1,423,662)

We generated revenues of $6,648,227 for the six month period ended June 30, 2019 from the sales of pre-owned vehicles from our website and Plantation, Florida location, including rental and subscription revenue of $284,978 and $590,187, respectively, as compared with revenues of $6,022,591, including rental and subscription revenue of $155,795 and $14,678, respectively, during the comparative six month period ended June 30, 2018, an increase of $625,636. The increase was mainly due to the increase in our subscription and rental segments of the business.

We have sustained negative gross margins mainly due to the sales of vehicles at losses in order to generate immediate cash to fund the payments on the convertible notes, our common stock repurchase, and to fund monthly overhead costs. Following this offering, we will not be subject to such cash constraints and will be able to materially increase the size of our fleet.

BALANCE SHEET

	June 30, 2019
Cash	$308,225
Accounts receivable	62,433
Automobile inventory, net	6,830,631
Other current assets	64,206
Total current assets	7,265,495
Property, equipment and leasehold improvements, net	494,766
Intangible assets	58,061
Right of-use asset	1,265,748
Deferred offering costs	1,150,333
TOTAL ASSETS	10,234,403
Total current liabilities	2,824,098
TOTAL LIABILITIES	3,788,899
TOTAL SHAREHOLDERS' EQUITY	6,445,504
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10,234,403

CAP TABLE as of August 9, 2019

Common Shares Outstanding	6,001,639
Convertible Notes, as converted to Common Shares*	42,520
Options (WAEP $4.04)	335,500
Warrants	0

* $201,950 plus accrued interest outstanding.

USE OF PROCEEDS

1. INCREASE OUR INVENTORY

- With fleet financing and proceeds from this offering, we intend to purchase new vehicles under our current fleet arrangements at wholesale costs directly from BMW, Mercedes, Land Rover, General Motors, Audi, Jeep, Toyota, Nissan, and Mini to facilitate additional inventory to support our "Buy, Subscribe, Rent or, Sell and Repeat" business model.

2. DEALERSHIP ACQUISITIONS

- Franchised dealerships are perfect candidates for expansion of our platform and are acquirable at attractive multiples of approximately 4 to 7 times pre-tax income.
- Allows us to cost-efficiently add and expand pre-owned subscriptions of the acquired brand due to the lower cost of parts, service and maintenance.
- Enables the pooling of inventories to expand our "Buy, Subscribe, Rent or, Sell and Repeat" platform which drives organic expansion of our online stores and drives increased revenue and profits.
- Deepens, strengthens and adds depth to the management team.

3. WORKING CAPITAL AND OTHER GENERAL PURPOSES

EXECUTIVE AND BOARD OF DIRECTORS

Samer "Sam" Tawfik, Founder, CEO, and Chairman of the Board - Prior to founding LMP Automotive Holdings, Inc., Mr. Tawfik was the founder and Chief Executive Officer of Telco Group, Inc. which was acquired by Leucadia National Corp in 2007 with a valuation of $160,000,000. Mr. Tawfik also founded and was Chief Executive Officer of PT-1 Communications, Inc. which was acquired by Star Telecommunications Inc. in 1998 with a valuation of $590,000,000. From February 1999 through March 2000, Mr. Tawfik served as a Director of Star Telecommunications, Inc. Mr. Tawfik has extensive experience in technology, finance, banking and statistical science. Awards given to Mr. Tawfik and his prior companies include, top 10 technology & communications CEO in the U.S., number 1 on Inc. 500's fastest growing company list in the U.S. for 2 consecutive years, largest pre-paid telecom company in the world, consumer report's best new product of the year, JPM / KPMG top 25 private employers, number 1 fastest growing in N.Y., 10th largest private company in N.Y., 4th largest International & 8th largest long-distance telecom company in the U.S. behind AT&T, and many more.

William "Billy" Cohen, Member of the Board – Mr. Cohen has served as a member of our board of directors and the Lead Independent Director since March 2018. He is currently the Vice Chairman at Newmark Knight Frank, a global commercial real estate advisory firm. Mr. Cohen has over 38 years of experience with commercial real estate acquisitions, conflict management, negotiation, fund raising, tenant representation, owner representation, leasing advisory services, property and asset management, and corporate advisory services. Mr. Cohen holds a B.A. in Finance from the University of Miami.

BOARD OF DIRECTORS (cont.)

Robert "Bob" J. Morris, Jr., Member of the Board – Mr. Morris has served as a member of our board of directors since May 2019. He is currently Director of The Southeast region for the Tim Lamb Group and Former Chairman of the Pontiac-GMC National Dealer Council. Mr. Morris has represented AutoNation, Hendrick Automotive Group, AMSI (Terry Taylor) and many others in buy-sell transactions of franchised dealerships. Mr. Morris brings over three decades of retail automotive experience that encompasses franchise dealer acquisitions and operations, pre-owned dealer operations, as well as leasing, finance and sales expertise. We believe that Mr. Morris brings the necessary leadership experience to the LMP Board of Directors. Prior to joining the Tim Lamb Group, he led and owned franchise dealerships for over two decades and always exceeded factory goals.

Elias Nader, Member of the Board – Mr. Nader has served as a member of our board of directors since May 2019. Mr. Nader has over 25 years of experience in Finance and Accounting. He is a versatile, high-energy finance executive who leads companies through change and challenge to profitable growth. He is skilled in negotiating partnerships and alliances with a keen ability to forecast industry trends and capture opportunities as well as experienced in transforming and growing technology start-ups to global businesses. Mr. Nader has built financially sophisticated teams as well as ERP systems, creating transparent communication from the management level to the boardroom and shareholders. Prior to joining LMP's Board, Mr. Nader was the interim President and CEO of Sigma Designs, Inc., a Nasdaq-listed Company, as well as its Chief Financial Officer. He has also served as a Board Member of the company from 2012 to 2019. Mr. Nader also serves as an Advisory Board member of Bottles Waiting, a private company, and served as an Audit Committee Member of the Board of Directors of YuMe, Inc., a Nasdaq-listed company from 2016 to 2018. Prior to that, Mr. Nader was the Chief Financial Officer for Imperial Holding, based in Europe and the Middle East, and held numerous senior executive roles in a number of Fortune 500 public companies. Mr. Nader is a graduate of San Jose State University.

INVESTMENT HIGHLIGHTS

- ✓ Early mover in the vehicle subscription market integrating online and brick and mortar strategies
- ✓ Focused on price-advantageous offerings addressing the mainstream demand
- ✓ Virtuous cycle of “Buy, Subscribe or Rent, Sell, and Repeat” minimizing cost and maximizing revenues per unit
- ✓ Scalable and differentiated technology platform
- ✓ Ability to acquire and overlay our ‘Online-Centric’ business model on potential acquisitions
- ✓ Rare opportunity to invest in a company that intends to become the first of only 6 Franchise Automotive Operators with a rollup strategy that has gone public in nearly 15 years
- ✓ Well positioned for rapid growth
- ✓ Experienced and proven Fortune 1000 management
- ✓ Founder and CEO investing in the IPO



CONTACT US

LMP AUTOMOTIVE

SUBSCRIBE, RENT, BUY OR
SELL VEHICLES ONLINE
OR IN PERSON

Sam Tawfik, CEO

CORPORATE OFFICES
601 North State Road 7
Plantation, FL 33317

O: (954) 895-0352
F: (954) 756-8112

lmpmotors.com